Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
PHELPS DODGE, INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
June 26, 2006
8:30 a.m. CT
Operator: Good morning and thank you for joining us today for the Phelps Dodge, Inco and Falconbridge transaction announcement conference call. Today’s call is being recorded.
I would now like to turn the call over to Mr. Ramey Peru. Mr. Peru, please go ahead, sir.
Ramey Peru: Good morning and welcome to everyone on today’s call. I am Ramey Peru, Executive Vice President and Chief Financial Officer for Phelps Dodge Corporation.
We’re here today to discuss a landmark event for our three companies, the creation of North America’s preeminent mining and metals company, which will be named Phelps Dodge Inco. First, let me remind you that this presentation this morning includes a number of forward-looking statements. In addition, it’s important to keep in mind the cautionary statements on the use of supplemental data. And finally, all references are to U.S. dollars throughout the presentation, unless otherwise noted as being in Canadian dollars.
Finally, the Web cast details, you can find additional information on www.phelpsdodgeinco.com., www.phelpsdodge.com, www.inco.com and www.falconbridge.com.

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

With that, let me turn the floor over to Steve Whisler, Chairman and CEO of Phelps Dodge Corporation.
Steve Whisler: Thank you, Ramey. And let me extend my welcome to everyone on the call. With me today in Toronto, are Tim Snider, our President and Chief Operating Officer. You’ve already met Ramey. We’re extremely pleased today to be joined by Scott Hand, the Chairman and Chief Executive Officer of Inco, as well as Derek Pannell, the Chief Executive Officer of Falconbridge.
This morning what we plan to do is provide you with an overview of the transaction that we announced this morning. We’ll discuss the strategic rationale, and we’ll provide as many details on the transaction as we can, and then finally, review the financial highlights.
The transaction that we announced this morning is clearly transformational, certainly for our three companies and perhaps for our industry. It creates a new global industry leader. In forming Phelps Dodge Inco, we were taking advantage of a unique opportunity. We’re creating one of the world’s largest mining companies, one that’s based in North America, and has operations in more than 40 countries worldwide. We’ll have more than 80 percent of our assets in the Americas and with mine lives averaging some 20 to 30 years or more. We’ll have leading positions in two highly attractive base metals, nickel and copper, with a strong portfolio of development projects in all three companies.
Our key driver in this transaction is the potential for significant synergies beyond those already revealed by Inco and Falconbridge. And as you will see, we have estimated an average annual synergies of approximately $900 million. We plan to put together three great management teams, and we want to take the best from each.
Capital structure management will obviously be a focal point going forward. We have all ready met with the rating agencies. And we have told them that we’re committed to retaining an

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

investment grade rating through the cycle. Finally, and most importantly, we strongly believe this transaction will create significant value for all of our shareholders.
As outlined, the timing and terms of the transaction are clearly attractive. This is a friendly transaction, and the only transaction involving Inco and Falconbridge that has been approved by the boards of all of the corporations involved. It provides investors with cash, as well as the opportunity for Inco and Falconbridge shareholder, to participate in equity in the new company. We believe that the transaction will be a net benefit to Canada in many ways. And the combined company will continue to be an active corporate citizen in Canada. We do not anticipate that there will be any layoffs in the mining and processing operations for at least three years. The nickel operations, which will be the world’s largest, will continue to be run out of the nickel division head office based here in Toronto. And we plan to continue to build on the proud histories of all three companies.
On the basis of enterprise value, Phelps Dodge Inco will vault into the super major status within the global mining industry. With that come the attendant benefits of size and scale. We’ll have greater access to capital markets. We will have enhanced liquidity of our shares. And more importantly, we’ll have the scale to develop world class projects on a global basis and, attendant with that, to manage the inherent risks that come with those projects.
Probably the most exciting thing for me is the clear opportunity for multiple expansion, the value creation opportunity that exists there. As I mentioned, Phelps Dodge Inco will have a global presence with operations in many of the worlds proven mining regions. We’ll have more than 40,000 employees in more than 40 countries. We will comprise a strong mix of copper and nickel operations, and an excellent pipeline of exciting projects. As I mentioned, we’ll have the ability to take prudent risk, an important link to the next generation of world class projects which will in all likelihood be developed in some of the more challenging regions of the world. And that ability to manage risk will become increasingly important.

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

On a 2005 revenue basis more than 80 percent of our assets are in the Americas. I think it’s very important that these operations be noted, that they are in stable and well established mining regions. We have a strong base in attractive commodity products, namely copper and nickel with substantial by-product revenues as an added benefit. This diversification in commodities provides a solid platform for future growth. We will be number one in nickel, number two in copper, number one or number two in molybdenum, depending on how you measure that particular metal. Number three in cobalt, with an improved position once the Tenke Fungurume project is put into production in late 2008 or early 2009. We will be the world’s largest publicly traded copper and nickel producer.
That completes my overview of the new Phelps Dodge Inco. With that, I’d like to introduce Scott Hand, Chairman and CEO of Inco. Scott is going to take a few minutes to discuss how our transaction will affect the existing deal between Inco and Falconbridge. Scott.
Scott Hand: Thanks, Steve. First, let me second everything that Steve had to say about the historic importance of this transaction, and the great strength our companies will gain by combining our forces. We’ll have a strong portfolio of high quality assets, greater diversification and a great platform for expansion and for growth.
For us, the Phelps Dodge bid for Inco is superior to the bid offered for us for Teck Comineo. And specifically, the transaction represents a premium of 23 percent to the current Inco share price and about a 20 percent premium to the Teck Comineo bid for Inco. And just as important, the transaction means that we are able to increase our bid for Falconbridge, to Canadian $62.11 and this is an increase of Canadian $15.42 for each Flaconbridge share. And this makes our offer clearly better than the competing bid in the market. There’s really no question in my mind that we will create tremendous shareholder value, that we will achieve by bringing our companies under one banner. I’m very excited for what it means for our shareholders, for our

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

customers, for all of our employees and very important for the communities in which we do business.
And let me make one last point. This combination will be good for Canada. We’ll be a stronger company with the headquarters of our nickel operations located here in Toronto. And the increased strength will give us greater control over our destiny and that will mean greater stability and good jobs that will stay right here in Canada. And with that, I’ll introduce Derek Pannell, the Chief Executive Officer of Falconbridge.
Derek Pannell: Thank you, Scott and good morning, everyone. I will echo what Steve and Scott have said, and tell you that I am also very supportive of the transactions we are announcing today. Together, we are forming a North American based world leader in copper, nickel and molybdenum with strong portfolios in other base metals, including zinc and aluminum.
In addition, we will have what I see as the best portfolio of growth projects in the global mining industry, with the financial strength and expertise that capitalize on this tremendous potential. I would particularly like to point out that this announcement presents excellent value to Falconbridge shareholders. First, the increased offer from Inco to acquire Falconbridge is compelling to our shareholders. It includes an increase in both the cash and share components, which represent a significantly higher offer. Further, upon completion Falconbridge shareholders will own 50 percent of the new Inco, up from 47 percent in the prior offer.
With an improved cash and share offer, increased participation in the new company and the inclusion of $550 million in achievable synergies, even on its own the Inco deal represents excellent value to Falconbridge shareholders.

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

Second, the Phelps Dodge offer for the new Inco, which will include Falconbridge shareholders, builds upon this value creation. The implied value of the Phelps Dodge offer for Falconbridge is Canadian $62.11 per share at Friday’s close. This is exceptional value for our shareholders.
And third, within the new Phelps Dodge, Falconbridge shareholders will be able to participate in a tremendous company with exceptional prospects. Former Falconbridge shareholders, after the share exchange with Inco and after the share exchange between Inco and Phelps Dodge will in fact have approximately 29 percent ownership of the new Phelps Dodge. As you have heard from Steve and Scott, we all believe there is tremendous potential for increased value creation in the company due to excellent growth prospects, solid market fundamentals and the benefits from the $550 million in synergies between Inco and Falconbridge, and the additional $350 million in synergy between Phelps Dodge and the new Inco. The regulatory process that Inco and Falconbridge had now nearly completed does not have to be recommenced.
So on behalf of Falconbridge board, I am very pleased to recommend these transactions to our shareholders. I would also like to reinforce what Steve said earlier about the combination of our assets. Together, Inco and Falconbridge were able to unleash significant synergies on the nickel side, which many of you have heard about before. The entrance of Phelps Dodge brings similar opportunities on the copper and (malibdanum) side, when combined with Falconbridge’s copper and (malibdanum) operations in North and South America.
In addition to the synergies we have identified so far, the strength of both the copper operations and the copper projects will be world-leading. And I am excited by the prospects of the enlarged Phelps Dodge.
Before I hand the floor back to Steve, I would like to add that the Falconbridge team is pleased that Phelps Dodge has taken steps to provide assurances to employees by guaranteeing

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

employment at our operations for at least three years, to reaffirm commitments to communities, and to committing to maintain significant Canadian management at Canadian operations.
We all know that mergers can create questions and uncertainty, understandably, among employees and other stakeholders. Phelps Dodge has taken active steps to ease concerns wherever possible. From their actions, and from our discussions in bringing this deal together, I know our cultures will be compatible. And I know people will be treated with respect. So I thank Steve and his team for the manner in which this deal has been presented. Steve.
Steve Whisler: Thanks, Derek, very much and I appreciate your kind comment. I’d like to now introduce Tim Snider, the President and Chief Operating Officer of Phelps Dodge. Tim and his team have been determining our estimate of the synergies that Derek spoke about, that can be achieved by bringing our three organizations together. And their findings are very encouraging.
Before I turn the floor over to Tim, I’d just simply like to take this opportunity to salute all of the professionals from Falconbridge, Inco, and Phelps Dodge, who have worked just beyond any imagination in terms of their professionalism, their confidence, their energy and their urgency that they have brought to this evaluation of potential synergies in the three-way combination. It’s really been an outstanding effort, and a lot of people are to be congratulated. Tim, please.
Tim Snider: Thank you, Steve. As someone who has spent most of his career in mining operations, I am very excited about the merger of these three companies. We have very similar cultures with complementary skill sets. One of the areas of similarity is the dedication of all of our companies to the safety and health of their employees. Phelps Dodge has a long standing commitment to safety and we strive to continuously improve. I think our record stands for itself.
We’re also very much committed to supporting the communities in which we operate, and we have a long history of doing so. And we’re proactive when it comes to environmental protection.

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

During this period of high metal prices, we’ve initiated numerous accelerated reclamation projects, particularly at some of our more mature operations in the Southwest U.S. And we’re committed to continue this work, as evidenced by our establishment of a $400 million environmental trust fund.
The combined companies will have a very strong portfolio of long lived cost-competitive metal mines, operating largely in political stable parts of the world. The majority of our production comes from Canada, the United States and Chile. And in addition, we have an impressive pipeline of new opportunities. Each of the three companies brings significant growth potential in the form of greenfield and brownfield development opportunities, some of which are in construction or commissioning, some are in feasibility study stage and some are in pre-feasibility but all are quality opportunities.
In addition, we have a pool of highly talented exploration professionals around the world that are keeping that pipeline full. Now let me talk briefly about synergies. Inco and Falconbridge identified synergies estimated at $550 million that would result from their combination. These synergies have been well-documented and well-discussed. The addition of Phelps Dodge adds a third skill set to the mix. We have identified another estimated $350 million in synergies, which brings the total to an estimated $900 million. We expect to reach this run rate two years after closing of the deal.
As you can see from this slide, we have a variety of categories of synergies. A portion of the additional synergies that result from the Phelps Dodge contribution is the result of our experience with our one mine process. For the last several years, we have been improving our six Phelps Dodge operations in the southwest U.S. by taking advantage of their geographic proximity. We have begun operating these facilities as if they were one mine. This has allowed us to recognize the best practices that reside at each operation, and then apply those practices throughout.

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

This one mine concept is similar to what Inco and Falconbridge have planned in the Sudbury district. We have determined that the Phelps Dodge one mine blueprint can accelerate and improve these synergies at Sudbury. In addition, applying our quest for zero six sigma process approach to some of these operations can also create value we believe. Also those of you that follow Phelps Dodge closely know that we’re leaders in process technology. For example, our development of material characterization technique has allowed improvement in the Phelps Dodge concentrator circuits over the years. We believe applying some of these same analytical techniques to some of the nickel mines and concentrators, will allow process changes, and deliver similar results in terms of process recovery, which equates to improved production.
We also see some opportunities for debottlenecking, continuing to develop adjacent underground opportunities to our Candelaria open pit can improve ore grade, and therefore copper production with very little capital cost. The Inco and Falconbridge organizations bring substantial underground mining experience to the table. Phelps Dodge’s underground experience in South America is not as extensive. There are also logistics synergies available. For example, concentrate that’s produced at Phelps Dodge’s operations in Chile can be, at least partially processed in the Falconbridge Altonorte smelter. And the asset produced can be partly used in our leaching operations in South America.
Also, excess copper ((inaudible)) produced at Altonorte or the Canadian smelters can be fed into the unused capacity of Phelps Dodge’s El Paso refinery. The combining of water and power synergies in South America also provides opportunity for optimization among the various mining operations.
Sourcing savings will be realized, because we have a bigger aggregate sourcing stamp and then create more efficiency from volume and improvement of the supply chain. We will gain some additional synergies in the SG&A category also.

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

A good example is cobalt marketing. Phelps Dodge will start producing cobalt when its Tenke Fungurame operation comes online. We were in the process of building a cobalt marketing team. This won’t be necessary now, because we can simply use the existing cobalt marketing capabilities. In addition, we’ll realize an aggregate reduction in exploration expenditures, in addition to those identified in the Inco Falconbridge combination. The combined exploration team can be more efficient together, than apart. But our great asset base in a pipeline of new opportunities, we can safely make further rationalizations of the exploration spending.
The foregoing description is a sampling of synergies that are either included in the totals, or are being contemplated as additional synergies. The opportunities for synergies and improved efficiencies are large, as we combine three great companies with complimentary skills. We’ll learn a lot from each other and we’ll turn it into value. Phelps Dodge is an important addition to this combination. We bring great technologies, programs and a proven track record of delivering on synergies.
Now I’d like to ask Ramey to discuss the financial aspects of the three way transaction. Ramey.
Ramey Peru: Thanks, Tim. Phelps Dodge Inco will be a leading S&P 500 index company. On a pro forma basis, the new company will leap frog from where it stands today in the S&P 500. We’ll be in the top 75 in pro forma market cap.
We’ll be in the company of many household names, and our higher position in the index should enhance demand for Phelps Dodge Inco stock, and increase our trading liquidity. As you all know, the mining industry has experienced, and should continue to experience strong fundamentals for both copper and nickel. Anticipated demand levels indicate that supply challenges will continue.

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

This makes the process for both copper and nickel the most attractive among the base metals, and Phelps Dodge Inco will be in a great position to benefit.
Phelps Dodge Inco should also have the ability to significantly enhance shareholder value. We believe we’ll have an opportunity as a new company to achieve a meaningful re-rating. We think Phelps Dodge is significantly undervalued in the market because of our single commodity focus among other factors. The diversified commodity portfolio of the new company should move our valuation closer to the super majors who superior ratings give them greater stability throughout commodity price cycles.
Let me talk briefly on key deal terms. You’ll see that our offer of $80.13 Canadian per share for Inco is superior to Teck Cominco’s offer. And that our offer makes it possible for Inco to make an enhanced offer of $62.11 Canadian per share for Falconbridge, an offer clearly superior to Xstrata’s current unsolicited offer.
Our offer is a combination of cash and shares. It has an aggregate value of 14 billion Canadian in cash and 301 million shares of Phelps Dodge stock. Inco’s offer for Falconbridge has an aggregate value of seven billion Canadian cash, and 216 million Inco shares at full pro ration. This represents a premium of 23 percent for Inco and 12 percent for Falconbridge over their closing prices on Friday, June 23.
We do not anticipate any major regulatory hurdles, and I will make a few additional comments on timing in a minute. Phelps Dodge Inco’s headquarters will be in Phoenix, Arizona. Inco will be the nickel division of the new company and it will have offices in Toronto, ensuring a continued major Canadian presence. Steve Whisler will be Chairman and CEO of the new company. Scott Hand will be Vice Chairman. Tim Snider will be President and Chief Operating Officer. Derek Pannell will be President of Inco Nickel and I will be the Chief Financial Officer.

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

We’ll retain our listing on the New York Stock Exchange, and also apply to be listed on the Toronto Stock Exchange. Our 15 member board will have a total of four members from the Inco and Falconbridge boards. And on a pro forma basis, current Phelps Dodge shareholders will own approximately 40 percent of the combined company, with current Inco shareholders owning approximately 31 percent and Falconbridge shareholders owning approximately 29 percent.
Turning to the transaction itself, we have engineered a transaction to maximize the likelihood of a successful outcome and to provide value to all three groups of shareholders. Let me explain the key components for you.
Phelps Dodge has agreed to acquire Inco for 0.672 of its shares, plus 17.50 Canadian in cash. As of closing on Friday, June 23, the offer is valued at 80.13 Canadian per Inco share. It’s important to note the offer is not conditional upon Inco consummating its combination with Falconbridge. However, we are highly committed to closing the three-way merger. In fact, our support for Inco has put them in a position to agree to an increased offer for Falconbridge.
The terms of the enhanced Inco offer for Falconbridge are 0.55676 shares of Inco plus 17.50 Canadian of cash for each Falconbridge share. As of closing on Friday, June 23 and incorporating our agreed price with Inco the enhanced Inc offer for Falconbridge is valued at 62.11 Canadian.
Also to support Inco, we have agreed to purchase up to U.S. $3 billion of convertible subordinated notes, to fund the acquisition of Falconbridge shares and to fund the cash requirements of any dissenting Falconbridge shareholders. This convertible subordinated financing is in addition to Inco’s committed financing for the Falconbridge transaction.
This transaction is not subject to financing. We obtained financing commitments from Citigroup and HSBC in amounts more than sufficient to fund the transactions contemplated. Importantly,

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

as part of the financing package, we have obtained committed financing for a share repurchase program of up to U.S. $5 billion which we intend to execute, following the consummation of the transaction itself.
This $5 billion for repurchases, would be reduced by ending any funding provided to Inco pursuant to the convertible notes. If Inco does not require our funding to acquire Falconbridge or cash out dissenter’s rights, the full amount is available for the share repurchase program. We believe strongly in the strategic merits of this three–way combination. As such, we have agreed to reciprocal break fees between ourselves and Inco.
Now let me move on to timing of the transaction. We have structured this transaction so as not to restart the clock ticking on the Inco, Falconbridge transaction from an antitrust standpoint. We envision the Inco Falconbridge transaction closing first, on its current timeline. We will then close the Phelps Dodge transaction with Inco subsequent to that closing. The Phelps Dodge Inco combination is subject to shareholder approval by both companies. Because there is very little overlap between our copper business and their nickel operations, and copper being a very fragmented market, we do not anticipate antitrust hurdles. We believe this combination offers unique benefit to Canada. And we are hopeful that investors in Canada will favorably consider these benefits. We envision the Phelps Dodge Inco transaction closing in September.
Turning to a few financial highlights of the deal, the combined company will add significant scale and breadth to the existing Phelps Dodge. By any measure–revenue, EBITDA, cash flow–we will be a stronger company and more capable of withstanding the volatility associated with the commodity business. Moreover, we will be firmly committed to maintaining an investment grade rating throughout the cycle. We plan to file our proxy as early as this Friday so pro forma financials will be available at that time.

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

The new company will generate strong cash flow. This will give us the resources to prudently manage balance sheets, and deliver on our large scale development projects. And while we are bullish on the long term outlook for both nickel and copper, we were careful not to bet the ranch that commodity prices would remain at current levels. We have analyzed this transaction on what we feel are reasonably conservative forward commodity pricing assumptions. Our 172 year old company knows the historical cyclicality of this industry and we manage accordingly for such risks.
We will maintain our often stated objective of being investment grade, again, throughout the entire commodity cycle. As you know, our combined companies are generating tremendous cash flow. And we will direct much of that cash flow to debt reduction. In fact, using our base case assumptions and commodity prices, which we think are reasonably conservative, the debt should be reduced rather quickly.
And with that, I’d like to ask Steve to return for some final comments.
Steve Whisler: Thanks, Ramey. From what you’ve seen today, I think you can understand why we’re all so excited about the new company we’re creating. Under our agreed terms, the transaction is going to be strongly cash flow accretive and immediately accretive to earnings in the second full year. Our combined shareholders will be able to benefit from the unique synergies that we’ll achieve, and from our $5 billion share repurchase program. We plan to keep our regular annual dividend of 80 cents per share intact. And in combination with all of those things, we think it creates superior value for all shareholders. We think that the transaction results in a compelling offer for all of Inco and Falconbridge shareholders. They receive a premium to the market price of their stock, and a premium to any competing bids.
In closing, I want to emphasize just how exciting and transformational this opportunity is. We will create the preeminent North American base mining and metals company, and more importantly, a

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

true global leader. We will, by virtue of this transaction, vault into the super major category. We’ll be extremely well positioned in great commodity products, namely copper and nickel.
And ((inaudible)) question is how do we create value through this transaction? I think it’s in a number of ways. First, best operating practices. By combining the talents of all three companies and their operators, we undoubtedly will identify opportunities in each of our operations to further improve. No one company in this industry has a monopoly on best ideas, or even best practices.
Two, the synergies numbers are truly exciting from our perspective. We have done a fair amount of due diligence. We have drilled down to a great degree. We’re very confident that the numbers that we have given you are not only achievable, but achievable in the timeframes that we have outlined.
This new company will have an impressive list of growth projects, that will be truly world class assets. And just as importantly, the new company will have a disciplined management when it comes to those capital projects in terms of the engineering and construction. The bigger company, also, will possess greater capital market opportunities.
And finally, and lastly, as Ramey has highlighted, the multiple expansion opportunity is truly impressive. We anticipate being a must-have equity in the North American markets. And it doesn’t take much of a bump off an admittedly low level to get significant value creation from a multiple standpoint.
The transaction gives us the scale and diversification to manage the cyclicality in this industry, to stabilize earnings through all points in the cycle. And most importantly, to increase shareholder returns. At the anticipated price levels, we will have extremely strong cash flow, which will enable us to reduce debt quickly, and to develop our growth opportunities.

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

Now as Ramey has alluded to, Phelps Dodge is 172 years old; Inco is 104 years old; Falconbridge is 78 years old. Recognizing that heritage, and the significant Canadian heritage, we will inherit, we’re committed to being a good corporate citizen. We believe the transaction will be a net benefit to the good for Canada. It will be good for all of our shareholders. It will be good for our employees, good for our customers, and good for the communities in which we do business.
That concludes our formal presentation this morning. Undoubtedly there are a series of questions that everyone would like to have answered. So Operator, we’ll now turn the mike back to you.
Operator: Thank you. Today’s question-and-answer session will be conducted electronically. To ask a question, please press star one on your telephone keypad at this time. And if you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, that’s star one and we’ll pause for just a moment to assemble the roster.
We’ll go first to John Hill from Citigroup; please go ahead.
John Hill: Good morning, everyone, and congratulations on a very exciting announcement. I was wondering if we could just take another quick look at the synergy question, which always comes up to $350 million. You’ve given some categories, but I was wondering if you could slice that a little bit different and just in terms of geographies. How much of that, should we think of coming out of additional enhancements to the Canadian operations, how much to South America copper, and how much to U.S. assets?
Steve Whisler: Thank you, John. Let me ask Tim to respond.
Tim Snider: Yes, John. The addition of Phelps Dodge, of course, adds the South American component. And it sold a good portion of the synergies that come from South America in terms of sourcing, and

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

some logistical things, a combination of headquarters down there, and so forth. And the opportunities are pretty great down there, in terms of not only those things I mentioned, but also in the water situation in South America, and also our power strategy.
We’ve also included some synergies, as I mentioned, as a result of some of the experience we’ve had in rationalizing operations through our North America, one mine strategy. We found that the plan at (Sudbury is very, very similar to what we went through. And so in discussion with some of the Inco and Falconbridge folks, we think that that expertise, just because we have been throughout it, will allow us to accelerate that process. And I think, quite frankly, get some additional synergies. We think that what was identified in Falconbridge and Inco prior to this was very solid. And I think that they acknowledged that there are possible some more, and we think so too.
Steve Whisler: John, I might just add quickly that another area that Tim and I have had some discussion about, as you know, we think that we’re among the leaders, at least in the copper industry on the technology side. We’ve done a lot in that area. Nickel is something that we don’t obviously mine, but the teams at Inco and Falconbridge had made a similar commitment to the technology side. And we’ve looked at some of those things, we think that there’s a chance to put some of the thinking there together, and actually do some leapfrogging that not only will benefit the nickel operations, but some of the things that they’ve been working on has created a couple of (inaudible) with us on the copper site. So we think that there’s really tremendous leverage in that particular component.
John Hill: Great. Congratulations and good luck.
Steve Whisler: Thank you.
Operator: And we’ll go next to Michael Gambardella with JP Morgan; please go ahead.

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

Michael Gambardella: Congratulations, Steve and everyone else on the call. Two questions. I just want to ask you, could you give us an idea of what you’re thinking about or assuming on your metal price assumptions, going forward, to make the accretion statement?
And then, secondly, can you talk about your capital — you know, return of capital program in terms of buybacks and dividends going forward?
Steve Whisler: Thanks, Mike. Let me ask Ramey to address those two questions.
Ramey Peru: Yes, well let me start out by taking the pricing question. As you can imagine, we brought a number of pricing scenarios with some emphasis on what we could consider Street or consensus pricing. So I think for the basis of discussion, we should assume that we have looked at consensus pricing that’s available to all of us in the public domain.
As far as the capital return program goes, as you’re well aware all three companies are committed to ensuring that shareholders are rewarded particularly in periods when cash flow is quite strong, the new company will continue to do that. As far as the $5 billion share repurchase program, we fully intend to move forward post closing. And I think, at least for now, we’ve assumed that we will get that done within 12 months after closing. We will continue with our common dividends of 80 cents per share. So I think, in a lot of ways, you’ll see a continuation of the practices that all three management teams have embraced.
Michael Gambardella: So let me just follow up on the pricing question, because there’s certainly a wide range of expectations on metal prices going out. And, you know, I guess what people would consider maybe the consensus is there one number for say, copper, or nickel is significantly below the forward price on the LME. So could you give us any more specifics on the pricing?

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

Ramey Peru: I think we would prefer to leave it as Street pricing. Again, there’s not doubt that we have run various scenarios under different types of economic cycles. And I think, for the basis of our discussions, that we would prefer to continue to discuss on the basis of Street pricing.
Steve Whisler: Yes, Michael, I think it’s a fair comment. You know the Phelps Dodge management team fairly well, because you’ve been involved for a number of years with us. And I would characterize our price deck as very prudent.
Michael Gambardella: OK. Thank you, Steve.
Operator: And we will go next to Onno Ruttaen with Scotia Capital, please go ahead.
Onno Ruttaen: Yes, good morning, everyone. With reference to the financing package, could you elaborate on how much financing room you’ve been provided with by the underwriters? And secondly, what leverage have you proposed to the rating agencies in your discussions?
Steve Whisler: Ramey, why don’t you take that, if you will, please?
Ramey Peru: OK. Well first of all, as I indicated, we have sufficient financing committed to bring this transaction to closure. You will see that it’s approximately in the range of $22 billion. And that is what has been arranged at this time. Clearly, we have sufficient capacity to ensure that this transaction will continue to move forward and be closed.
In terms of our leverage, initially, we’re probably looking, again, depending on a number of factors, cash flows remain strong and so forth, somewhere between 40 and 45 percent, debt to cap with the ability to bring that done within 12 to 18 months to arrange a 30 to 35 percent. Obviously, there are a number of assumptions that go into that. It’s a fluid situation. And I think,

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

most importantly, as we continue to emphasize, this new company has tremendous cash flow generation capabilities.
Onno Ruttaen: Thank you, Ramey. And then, one more question with regards to the copper markets, could you elaborate on the degree of market concentration that you will have in the copper supply to the three regions of the U.S., Europe and Canada respectively. Thank you.
Steve Whisler: Yes, I’ll take that question. The copper market is much more diverse and fragmented than the nickel market. Phelps Dodge is currently — roughly represents seven to eight percent of world production right now. The incremental production that we will pick up from Falconbridge will put us into the number two slot behind Codelco. Codelco has something on the order of, I believe, 17 to 18 percent are the last numbers I looked. So, you know, we’ll still be well below that, and well below any sort of numbers that would cause anyone any concern.
And copper truly is a world traded commodity, so the emphasis on our production relative to any particular region is not terribly relevant.
Onno Ruttaen: OK. Thank you very much.
Operator: And we’ll go next to Anthony Rizzuto from Bear Stearns, please go ahead.
Anthony Rizzuto: Thank you very much, and congratulations to all. It sounds very exciting. I’ve got a couple of questions. Just to- first of all, to follow up on Mike’s question, regarding your views, gentlemen, of metal price assumptions over the long run, have you changed that all in your thought process?
Steve Whisler: No, we haven’t. And in terms of, Tony, looking at the deck, clearly, the fundamentals right now, are very, very strong. And for the foreseeable future, we anticipate that that will

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

continue for both commodities. We think that the growth prospects for each of the two major metals are also outstanding. But again, I just — without getting into the specifics for obvious competitive reasons and what have you, you again, know this team pretty well and I would just characterize the price deck that we’ve used for purposes of this transaction as prudent.
Anthony Rizzuto: All right. And the other question, thanks, Steve for that. Do you anticipate any divestment of assets that may be deemed non core in nature?
Steve Whisler: Yes, well that’s something that we look at all of the time. And, you know, try to prune, rather, those things that are non core, constantly trying to look to enhance the quality of our asset base. And frankly, that’s one of the things that’s very exciting about this transaction. You now have a much bigger plot in which to make those capital allocation decisions, and those asset quality assessments. So, you know, there’s nothing sacred about any of our assets from the perspective of the three of us. I mean we look at anything and everything.
But, you know, the good news is, we think we have all got very good assets, and that’s going to create the power house of this company going forward. I mean we truly are going to be a world leader in three, if not four commodities.
Anthony Rizzuto: Does that include the ability to flex production at times, when possibly needed or required by the markets?
Steve Whisler: I think, undoubtedly it gives us greater ability to manage market situations.
Anthony Rizzuto: Thank you very much and good luck with everything.
Steve Whisler: Thank you.

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

Operator: And we’ll go next to Elliot Rothstein with Ospry Management, please go ahead.
Elliot Rothstein: Yes, good morning gentlemen. Just following up on some of the financing questions, is there any component of hedging required as part of the debt commitment?
Ramey Peru: This is Ramey again, from the Phelps Dodge side. There are no hedging requirements.
Elliot Rothstein: And does this new situation change your view at all in terms of hedging strategies or plans especially going back to the question regarding metals price assumptions and the fact that consensus would be below the forward curve?
Steve Whisler: It changes it in the sense that we probably won’t do much of anything simply because one, we’re so big in both commodities, that there’s very little we can do without effectively moving the market one way or the other, and that’s probably not helpful. But more importantly, with this increased size, increased asset base, all of that, the need to hedge is lessened just from an overall financial stream standpoint.
Elliot Rothstein: OK. Thank you very much gentlemen.
Operator: And we’ll go next to John Tumazos with Prudential Equity Group, please go ahead.
John Tumazos: Could you describe which PD properties in Chile might supply water to Falconbridge? I presume it might be from El Abra to Lomas Bayas or Collahuasi?
And secondly, to Steve and Tim and Ramey, why did you reject the alternative of doing nothing, and merely letting PD’s existing business earn over $1 a share a month or selling PD?
Steve Whisler: Tim, why don’t you take the first question?

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

Derek Pannell: Could I just interject? I just want to make certain, this is Derek Pannell from Falconbridge. John, there is no problem with water at Collahuasi. You need to get that out of your head. It’s not correct. And there is no issue to deal with Collahuasi, that is incorrect.
Tim Snider: Yes, John, this is Tim. We have — with additional assets, there in Chile and even in Peru, what I mentioned was that our power strategy and also our water strategy in the region could add to additional opportunities in terms of growth and expansions and so forth. But we — I really don’t want to get into any particulars, because we quite frankly, just don’t have them at this time.
Steve Whisler: With respect to looking at alternatives, John, we look at alternatives all of the time. And we thought that, and truly believe that, this creates the most value for our shareholders. We’re excited about it. Sometimes it takes bold moves. And, you know, I can recall analysts who criticized other things that we did, but it turned out very, very well, two or three years later.
So, you know, if we ran everything by looking backwards we wouldn’t get anywhere. We’re looking forward, and we’re creating a powerhouse.
Operator: And Mr. Tumazos, is that all?
John Tumazos: That’s all.
Operator: All right. We’ll go next to McConvey with (Rothport Investments), please go ahead.
McConvey: Good morning. One of my questions has been answered, but in case I missed this, is this — for Inco shareholders, will this transaction be taxable from a Canadian standpoint?
Steve Whisler: Scott, you should speak for Inco.

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

Scott Hand: I think for the plan of arrangement, we’ll have a document out on that fairly soon to give you the specifics. I believe that it is taxable. It will be taxable, but as you know, many of the institutions in Canada are not taxpaying entities. So that’s the best I can say right now.
McConvey: OK. Thank you.
Operator: And we’ll go next to Jason Fairclough with Merrill Lynch, please go ahead.
Jason Fairclough: Good morning, gentlemen. Just a couple of questions for you on the break fees. Have there been any changes today to the Inco Falconbridge break fee? And there are also — just wondering if there’s any circumstances where these break fees would not be payable?
Scott Hand: I’ll answer for the Falconbridge break fee that they would pay, it has not changed. And when you go through all of the circumstances, when things may or may not be payable, what I recommend you do is wait for the documents, because it’s very complicated, as we would expect it would be in a transaction like this.
Derek Pannell: And it is not payable if the transaction is consummated.
Scott Hand: Right.
Jason Fairclough: OK. And I guess my second question then, would be on integration. It looks like there’s going to be a lot of integration required here. Could you talk a little bit about the plans you’ve made for integrating the three companies?
Steve Whisler: I’ll spend a couple of minutes here talking about it. And I think this is one of the things that Phelps Dodge really brings to this combination. As Tim alluded to, we went through an

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

integration process, very similar to what the Inco and Falconbridge operations are facing in Sudbury in southern Arizona when we made an acquisition five or six years ago. And we have, as a result of that process have got detailed plans, detailed flow charts, detailed mapping that we do. We drive each and every one of these things down to literally hundred dollar levels. People are assigned specific responsibilities. They are assigned a schedule. There is accountability. We manage that to the Nth degree. So we’re in the process of putting all of that stuff together as we speak. But I assure you that when we get into this process, once the transaction is consummated we will attack this with the sense of urgency that will surprise many.
And also, we’ll have a sense of completeness that I think will surprise many as well.
Jason Fairclough: OK. Thanks very much.
Operator: And we’ll go next to Nawojka Wachowiak with HSBC, please go ahead.
Nawojka Wachowiak: Yes, good morning. Thank you. Just wondering, whether you can talk a bit about how you plan to approach the very aggressive growth portfolio you have? And I guess, as an add on to that question, how do you view the aluminum and the zinc divisions in that context.
Steve Whisler: Well there’s a number of very exciting growth projects that each company brings to the new company. In some cases, those projects are well advanced. And once those first few hundreds of millions of dollars are spent, then the main driver becomes getting those projects completed as rapidly as possible, and getting them into production.
So we intend to drive forward with the projects that we’re committed to. The good news is that virtually all of those projects that are in the feasibility/early development stages are high quality including world class projects. We’re going to drive those forward. Clearly, the three of us will step back and look at some of the projects that are on the other end, that are sort of apples of

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

people’s eyes, and make sure that they meet the rigorous quality and analysis that we will put to them. And, you know, to the extent that market situations have changed, either for the good or the worst, at that point in time, then we’ll be in a position to allocate our resources accordingly.
But the good news is that the projects that we have in front of us right now, with all three companies that have been announced or committed to, we’re charging ahead full steam.
Derek Pannell: If I could just add one comment, and I think it’s helpful to make clear particularly on the zinc side, you should bear in mind that a lot of the zinc that is produced within this, will be produced within this new company is actually the result of falling metallic mines. So it’s coming from copper zinc mines, but for example mines like Kid Creek and Antamina where, in fact, the primary project product is, in fact, copper.
So in that respect, it’s sort of a integrated business, or not a separate business. Although, with the sort of number, it will be the number three or number four in zinc, as a result primarily of (falling) metallic mines.
Steve Whisler: And again, with respect to the second part of your question, we simply have not reached that stage where we’ve made any decisions one way or the other. The new company will sit down. We’ll figure out where we are, where we want to be. And to suggest anything else at this point would just simply be unfair to lots of people, not the least of which would be our employees.
Nawojka Wachowiak: All right, thank you very much.
Operator: All right. We’ll go next go Dave Gagliano with Credit Suisse, please go ahead.

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

Dave Gagliano: Thanks. Steve, I was wondering if you could just describe the thought process in terms of what was the primary evaluation metric that was used to derive the bit price for Inco. Was it one year forward multiples? Was it NAV metrics, et cetera?
Steve Whisler: Well, Dave, you know, this business as well as some of us. And cash is king. Cash flow has always been the key metric that we look at our business and cash generation is one, two and three in our book because that’s what this business is all about. We generate the cash. And then we can take care of all of the consistencies, first and foremost of shareholders. So that’s the primary metric.
Dave Gagliano: Fair enough. I was just wondering as a follow up, if you would — presumably you did look at longer term NAV type metrics, and I’m wondering if you could describe what your thoughts were in terms of the impact to the pro forma NAV for Phelps Dodge, post this transaction.
Steve Whisler: Well we’ve looked at that but as you know, particularly in the U.S. markets, the focus is largely on cash flow per share, EPS per share, not much focused on the NAV things. We’re in the process of kind of stepping back and seeing how all of that sorts out.
Dave Gagliano: OK. Thanks.
Operator: We’ll go next to Keith Wiley with Goldman Sachs, please go ahead.
Keith Wiley: Yes, just a quick question on the credit facility you took out 22 billion. And it looks like it’s about a 13 billion cash portion for the acquisition, is that correct? And if so, I’m wondering is the added amount of credit just for flexibility? Or are you planning on refinancing debt? And if you don’t refinance the existing debt, will the existing debt all be pari passu with the new company?

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

Steve Whisler: Ramey.
Ramey Peru: That’s a — there’s a lot of detail behind that question, which I think I prefer not to get into. But I think it’s clear to say that the $22 billion covers any new cash requirements. It covers the share purchases. And to the extent that we choose to refinance or deal with maturities for the new company, it clearly provides us with that flexibility. As we come out with our filings, there will be additional detail there, and we can respond to any more questions at that time.
Keith Wiley: OK. And so if you don’t refinance, then will the debt be pari passu the existing debt at Inco and Falconbridge be pari passu with Phelps Dodge?
Rami Peru: They’re continuing to assess the most efficient process in terms of structuring our debt. Again, I think, it’s premature to indicate exactly where those will fall out. We will work through that here shortly, and again it will be in our filings for your review at a later date.
Keith Wiley: OK. Thank you.
Steve Whisler: I think it’s fair to say that we’re balancing financing issues with tax efficiency issues.
Operator: And ladies and gentlemen, we’ll take our last question from Chris Beer with RBC Asset Management, please go ahead. And Chris, your line is open.
Steve Whisler: Operator, why don’t you take one more question since Chris appears to be on leave?
Operator: And that does conclude our question-and-answer session. I would like to turn the call back over to the speakers for any additional or closing remarks.

PHELPS DODGE INCO & FALCONBRIDGE
Moderator: Ramey Peru
06-26-06/8:30 a.m. CT
Confirmation # 2236408

Steve Whisler: Thank you, Operator. Well again, just to — on behalf of my two fellow CEO’s here, Derek and Scott, we’re extremely excited about the powerhouse that we’re creating. We truly have a chance to step up to the big leagues by combining our three companies. The three of us have had, you know, (inaudible) discussions over many years about the changing nature of this industry and what needs to be done and how. We’ve looked at projects together, over the years, and tried to find ways to work together. It just so happens that the stars kind of aligned and we were able to bring three great companies together in this particular situation. We’re extremely excited about it. We’re going to aggressively go out and sell the merits of this thing.
I think that when people step back and actually go through the metrics of this thing and see the power of this organization, particularly its leverage to two very strong commodities, that the marketplace is going to share this excitement, and we’re dang excited going forward here.
So I want to thank everybody for their attention and their interest. And Scott, Derek any closing comments.
Derek Pannell: No, thank you, Steve. Thank you.
Scott Hand: No, I just completely support what Steve has said. This is going to be one hell of a company, it’s going to be terrific.
Steve Whisler: Thank you.
Operator: And ladies and gentlemen, that does conclude today’s conference. We thank you for your participation, and you may now disconnect.
Cautionary Language Concerning Forward-Looking Statements
These materials include “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) including statements regarding, among other things, the benefits of the combination with Inco and the combined company’s plans, objectives, expectations and intentions. All statements other than historical information are forward-looking statements. These forward-looking statements are based on management’s current beliefs and expectations, speak only as of the date made, and are subject to a number of significant risks and uncertainties that cannot be predicted or quantified and are beyond our control. Future developments and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: (i) the ability to obtain governmental approvals of the combination on the proposed terms and schedule; (ii) the failure of Inco’s shareholders to approve the plan of arrangement; (iii) the failure of Phelps Dodge’s shareholders to authorize the issuance of Phelps Dodge common shares, the change of Phelps Dodge’s name to Phelps Dodge Inco Corporation and an increase in the size of Phelps Dodge’s board of directors as required under the combination agreement; (iv) the risks that the businesses of Phelps Dodge and Inco and/or Falconbridge will not be integrated successfully; (v) the risks that the cost savings, growth prospects and any other synergies from the combination may not be fully realized or may take longer to realize than expected; (vi) the combined company’s inability to refinance indebtedness incurred in connection with the combination on favorable terms or at all; (vii) the possibility that Phelps Dodge will combine with Inco only; (viii) the possible impairment of goodwill resulting from the combination and the resulting impact on the combined company’s assets and earnings; and (ix) additional factors that may affect future results of the combined company set forth in Phelps Dodge’s, Inco’s and Falconbridge’s filings with the Securities and Exchange Commission, which filings are available at the SEC’s Web Site at (www.sec.gov). Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
END
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the U.S. Securities and Exchange Commission (the “SEC”), on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION REGARDING TECK COMINCO’S PROPOSED COMBINATION WITH INCO.
This communication is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco’s proposed combination with Phelps Dodge. Inco intends to file a Management Information Circular regarding the proposed transaction with the securities commissions or equivalent regulatory authorities in Canada and to provide the Management Information Circular to Inco shareholders. WE URGE INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO AND THE PROPOSED TRANSACTION.
Inco and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of Inco’s proposed combination with Phelps Dodge. Information regarding the security ownership and other interests of Inco’s executive officers and directors will be included in the Management Information Circular.
Investors and security holders may obtain copies of the registration statement, the Solicitation/Recommendation Statement and Inco’s and Falconbridge’s other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The Management Information Circular (when it becomes available) may also be obtained free of charge at www.sedar.com. In addition, documents filed on SEDAR and with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.